FAIR WIND SECRETARIAL SERVICES LIMITED
富 榮 秘 書 服 務 有 限 公 司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈八樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
6 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref:

Our Ref: S/5411/89   LTO/sl

09045908

1st April, 2009

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

Ladies and Gentlemen,

> Re: Starlight International Holdings Limited
> ("the Company")
> Rule 12g3-2(b) Exemption
> File No.82-3594

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES
LIMITED

LO Tai On
Director

Enc.
c.c. the Company

Annex A to Letter to the SEC
Dated 1st April, 2009 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1.   Title   :   Notification of movement of securities in Hong Kong

     Date   :   31st March, 2009

     Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

 香 港 交 易 所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) :   31 / 03 / 2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer   Starlight International Holdings Limited

Date Submitted   01 / 04 / 2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code :   485   Description :   Ordinary shares

	No. of ordinary shares	Par value (HK$)	Authorised share capital (HK$)
Balance at close of preceding month	1,250,000,000	$0.40	$500,000,000
Increase/(decrease)	Nil	Nil	Nil
Balance at close of the month	1,250,000,000	$0.40	$500,000,000

(2) Stock code : _____ Description : _____

	No. of ordinary shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month	N/A		
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : _____ Description : _____

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	N/A	_____	_____
Increase/(decrease)	_____		_____
Balance at close of the month	_____	_____	_____

3. Other Classes of Shares

Stock code : _____ Description : _____

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	N/A	_____	_____
Increase/(decrease)	_____		_____
Balance at close of the month	_____	_____	_____

Total authorised share capital at the end of the month *(State currency)* :   **HK$500,000,000**
_____

II. Movements in Issued Share Capital

	No. of ordinary shares		No of preference shares	No. of other classes of shares
	(1)	(2)		
Balance at close of preceding month	785,088,828	N/A	N/A	N/A
Increase/ (decrease) during the month	0	N/A	N/A	N/A
Balance at close of the month	785,088,828	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1. Share option scheme adopted on 12/09/2002						
Ordinary shares						
Exercise price:						
HK$0.86	Nil	Nil	Nil	Nil	Nil	3,000,000
HK$0.814	Nil	Nil	Nil	Nil	Nil	500,000
HK$0.89	Nil	Nil	Nil	Nil	Nil	12,000,000
HK$1.45	Nil	Nil	Nil	Nil	Nil	2,000,000
HK$1.66	Nil	Nil	Nil	Nil	Nil	220,000
HK$1.72	Nil	Nil	Nil	Nil	Nil	40,000
HK$1.93	Nil	Nil	Nil	Nil	Nil	3,000,000
(Note 1)						
2. Share option scheme adopted on 15/01/2008						
Ordinary shares						
Exercise price:						
HK$1.042	Nil	Nil	Nil	Nil	Nil	150,000
HK$0.96	Nil	Nil	Nil	Nil	Nil	346,000
HK$0.40	Nil	Nil	Nil	Nil	Nil	500,000
(Note 1)						
3. N/A						

_____
_____
_____
(/ /)
_____ shares
(Note 1)

Total A.	(Ordinary shares)	N/A
	(Preference shares)	N/A
	(Other class)	N/A

Total funds raised during the month from exercise of options (State currency)

_____

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A _____ (/ /) Stock code (if listed) _____ Class of shares issuable *(Note 1)* _____ Subscription price _____ EGM approval date (if applicable) (dd/mm/yyyy) ___ (/ /) ___						
2. N/A _____ (/ /) Stock code (if listed) _____ Class of shares issuable *(Note 1)* _____ Subscription price _____ EGM approval date (if applicable) (dd/mm/yyyy) ___ (/ /) ___						
3. N/A _____ (/ /) Stock code (if listed) _____ Class of shares issuable *(Note 1)* _____ Subscription price _____ EGM approval date (if applicable) (dd/mm/yyyy) ___ (/ /) ___						

4.

_____N/A_____

_____

(/ /)
    Stock code (if listed)   _____
    Class of shares
    issuable *(Note 1)*   _____
    Subscription price   _____
    EGM approval date
    (if applicable)
    (dd/mm/yyyy)   _____(/ /)_____

            Total B.   (Ordinary shares)_____N/A_____
                    (Preference shares)_____N/A_____
                          (Other class)_____N/A_____

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)) (/ /)						
2. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
EGM approval date (if applicable) (dd/mm/yyyy) _____ (/ /) _____						
4. N/A						
Stock code (if listed) _____						
Class of shares issuable *(Note 1)* _____						
Subscription price _____						
EGM approval date (if applicable) (dd/mm/yyyy) _____ (/ /) _____						

Total C. (Ordinary shares) _____ N/A _____

(Preference shares) _____ N/A _____

(Other class) _____ N/A _____

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. _____ N/A _____ _____ _____ (/ /) _____ shares *(Note 1)*		
2. _____ N/A _____ _____ _____ (/ /) _____ shares *(Note 1)*		
3. _____ N/A _____ _____ _____ (/ /) _____ shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price :	State currency _____	Class of shares issuable _____ (Note 1) Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		
				N/A	_____
2. Open offer	At price :	State currency _____	Class of shares issuable _____ (Note 1) Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		
				N/A	_____
3. Placing	At price :	State currency _____	Class of shares issuable _____ (Note 1) Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		
				N/A	_____
4. Bonus issue			Class of shares issuable _____ (Note 1) Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		
				N/A	_____

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price :	State currency ———	Class of shares issuable _____ (Note 1) Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	_____
6. Repurchase of shares			Class of shares repurchased (Note 1) _____ Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	_____
7. Redemption of shares			Class of shares redeemed (Note 1) _____ Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	_____
8. Consideration issue	At price :	State currency ———	Class of shares issuable _____ (Note 1) Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	_____

Type of Issue		No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation	Class of shares issuable _____ *(Note 1)* Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	_____
10. Other (Please specify) At price : State currency _____	Class of shares issuable _____ *(Note 1)* Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	_____
	Total E. (Ordinary shares) N/A (Preference shares) N/A (Other class) N/A		

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	NIL
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

_____
_____
_____
_____
_____
_____
_____
_____
_____
_____
_____

Submitted by: _____Peter Lee Yip Wah_____

Title: _____Secretary_____
       (Director, Secretary or other duly authorised officer)

Notes :

1.   State the class of shares (e.g. ordinary, preference or other).

2.   If there is insufficient space, please append the prescribed continuation sheet.